SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             FOR SEPTEMBER 22, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.1                     Description

99.1                             Press Release - Peter Lehmann Wines Limited
                                 Dated September 22, 2003



                                           22 September 2003

             Allied Domecq PLC Bid for Peter Lehmann Wines Limited

Allied Domecq, through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd, announces a A$143.6 million (GBP59.5 million) cash offer (the Offer) for Peter Lehmann Wines Limited (PLW). The Offer will increase to A$149.2 million (GBP61.8 million) if certain conditions are satisfied.

The Offer is A$3.85 for each PLW share. That figure will increase by A$0.15 per share to A$4.00 if Allied Domecq Wines Australia Pty Ltd and its associates have a relevant interest in at least 90% of the issued share capital of PLW when the Offer closes.


In addition, PLW shareholders will be entitled to retain the fully franked final PLW dividend of 5.5 cents per share, announced by the company on 29 August 2003, if they are the registered holder of PLW shares on the record date of 23 September 2003.


Taken together, the total value of the Offer (for shareholders entitled to receive the dividend) is A$3.905 per PLW share. The value of the Offer will increase to A$4.055 per PLW share if Allied Domecq Wines Australia Pty Ltd and its associates have a relevant interest in 90% of the issued share capital of PLW when the Offer closes.


The maximum consideration under the Allied Domecq Offer of $4.00 per share(1) represents:

- a premium of 14.3% over the conditional offer by the Swiss-owned Hess Group Australia Pty Limited (the Hess Offer) announced on 29 August 2003; and

- a premium of 33.3% to PLW's weighted average share price over the 6 months prior to the announcement of the Hess Offer of A$3.00 per PLW share(2).


The Offer will be subject to a number of conditions, a summary of which is set out in Appendix I to this announcement(3).


Allied Domecq is the largest shareholder in PLW, with a relevant interest in 14.53% of the issued ordinary shares in the company.


Commenting on the Offer Allied Domecq Chief Executive Philip Bowman said:


"The future of Peter Lehmann Wines has now been made an issue only its shareholders can decide.


"Our Offer is 10.0% higher than the Hess Offer at the lower price and 14.3% higher than the Hess Offer at the higher price. We believe that it represents fair value for PLW's shareholders and would provide PLW and its employees with more resources and a better position to build on their success so far.


"We are great admirers of the Peter Lehmann wines, which are inextricably linked with the Barossa, one of Australia's finest wine growing regions and justifiably respected the world over.


"Consumer demand for Australian wines is growing, especially in the US, the UK, Scandinavia and in Duty Free. We believe that the strength and reach of the Allied Domecq World Wines (ADWW) network can give the Peter Lehmann brands the level of support and access to these (and other) markets that they deserve.


"The Peter Lehmann Wines brands would join the focused family of premium brands managed by ADWW and would play a key role in the portfolio. They would be marketed and distributed alongside brands like Clos du Bois, a brand leader in the US, and Montana, which has achieved market prominence in the UK.


"The ADWW culture is based upon a loose confederation. The small central team directs investment decisions, fosters the transfer of ideas and uses the overall scale of the business where real benefit may be gained by all wine businesses, (in areas like distribution and procurement), while affording autonomy at a local operational level. This gives the local wine companies maximum flexibility and sovereignty in their regions.


"If our Offer is successful, Peter Lehmann Wines would join this confederation of wine businesses and would continue to operate with significant local autonomy. This will mean:

-   The identity and integrity of PLW as the pre-eminent
Barossa winemaker will be maintained. PLW's Barossa heritage and winemaking techniques would be cherished.

- PLW will have real access to real cost savings - our seven wine businesses and three wine-related businesses (Harvey's sherry, Cockburn's port and Courvoisier cognac) can and do buy bottles, cork and barrels more cheaply than a single stand-alone business;

- PLW employees will have the opportunity to share ideas with other premium wine businesses around the world; and

- PLW will be able to access the capital and talent readily available from the wider Allied Domecq group and necessary to support its future growth."


Allied Domecq expects to lodge its Bidder's Statement later today and to dispatch it to PLW shareholders shortly thereafter.


Further information


Summary information on Allied Domecq can be obtained from its website, www.allieddomecq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.co.uk +44 207 608 1000.



Allied Domecq PLC (UK)                             Savage & Horrigan Australia

Media

Stephen Whitehead                                                  Jane Mussared
Director of Corporate Affairs             Allied Domecq Spokesperson (Australia)
+44 (0) 20 7009 3927/+44 (0)7880 783 532                       Tel: 0404 852 813


Anthony Cardew                                                 Jennifer Horrigan
Cardew & Co.                                                   Savage & Horrigan
+44 (0) 20 7930 0777                             Tel: 02 9268 1501/ 0414 539 441

Allied Domecq Investor Relations

Peter Durman
+44 (0) 7771 974 817

PLW Shareholder Inquiries

Inquiries from Peter Lehmann Wines Limited shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines
 Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.


Appendix I

Summary of Conditions of the Offer



- 51% minimum Acceptance: Allied Domecq and its associates have relevant interests in at least 51% of the PLW shares.

- FIRB Approval: The Commonwealth Treasurer confirms that there are no objections to the acquisition of 100% of the PLW shares by Allied Domecq in terms of the government's foreign investment policy.

- No material adverse effect: No event, matter or thing occurs, is announced or becomes known by Allied Domecq prior to the close of the Offer, which will, or is reasonably likely to have, a material adverse effect on the business, financial position and performance, assets and liabilities, or profitability or prospects of PLW or any of its subsidiaries (including, but not limited to, any announcement by PLW that it expects net profit after tax for the financial year ending 30 June 2004 to be less than 90% of the figure recorded for the financial year ended 30 June 2003), but excluding the incurring of any costs associated with the takeover offers for PLW of not more than $3.5 million or in relation to the termination of the distribution agreement with the Hess Group at a cost of not more than US$850,000.

- No significant transactions by PLW: None of PLW or its subsidiaries entering into, announcing an intention to enter into, disclosing the existence of or otherwise becoming subject to a material transaction (including an acquisition, disposal or services agreement) which could be reasonably expected to result in a material adverse change in the assets, liabilities, financial position, profitability, prospects or manner of conduct of PLW's business. For the purposes of this condition (1) $5 million will be regarded as material; and (2) costs associated with the takeover offers for PLW of not more than $3.5 million and costs arising from the termination of the distribution agreement with the Hess Group of not more than US$850,000 will be excluded from the calculation.

- No persons exercising rights under certain agreements or instruments: Other than distributors in respect of any distribution agreement in relation to PLW product or financiers of the PLW Group in respect of group financing arrangements there is no person exercising, purporting to exercise or stating an intention to exercise, rights of termination or acceleration (or other adverse rights) under an agreement binding PLW (or affecting its assets), to an extent which is material in the context of PLW Group taken as a whole.

- No adverse interests: The Target's Statement not revealing the existence or assertion of any third party rights (or absence of PLW rights) in intellectual or real property relating to the PLW business which could reasonably be expected to materially impact on the ability of PLW to conduct its business in the manner it has been conducted prior to the announcement of the Offer.

- Prescribed occurrences: No prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) occurring in relation to PLW or its subsidiaries prior to the close of the Offer (other than an issue of shares on the exercise of PLW options).


--------------------------

(1)    Exclusive of the 5.5c fully franked PLW dividend.

(2) Weighted average price rounded to two decimal places. This amount has been calculated using daily closing prices weighted by daily volumes over the period from 28 February 2003 to 28 August 2003

(3) Appendix I is a summary only of the conditions to the offer. The full text of the conditions to the offer will be set out in Allied Domecq's Bidder's Statement, which will be lodged with ASIC.



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SEPTEMBER 22, 2003
                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary